Exhibit 21

Subsidiaries

1.                                       Treaty Oak Bank, a Texas state-chartered banking association (1)

2.                                       PGI Equity Partners, LP, a Texas limited partnership (2)

3.                                       PGI Capital, Inc., a Texas corporation (3)

4.                                       Treaty Oak Financial Holdings, Inc., a Texas corporation (3)

Notes:

(1)          In Dallam County, Texas, Treaty Oak Bank does business as “Texline State Bank-a branch of Treaty Oak Bank.”

(2)          The Company owned 51.25% of the limited partnership interests of PGI Equity Partners, LP as of September 30, 2006.  Following the merger of the Company and Treaty Oak Holdings, Inc. on November 15, 2006, the Company now owns all of the partnership.

(3)          Acquired by the Company on November 15, 2006 in connection with the merger of the Company and Treaty Oak Holdings, Inc.